This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change

August 1, 2006

Item 3: Press Release

A Press release dated and issued August 1, 2006 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

Pacific North West Capital Corp. (“PFN”) (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J) is pleased to announce that it has signed a Cooperation Agreement with SOQUEM Inc. in order to conduct research on platinum properties in the province of Quebec.

Item 5: Full Description of Material Change

August 1, 2006, Vancouver, BC – Pacific North West Capital Corp. (“PFN”) (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J) is please to announce that it has signed a Cooperation Agreement with SOQUEM Inc. (“SOQUEM”) in order to conduct research on platinum properties in the province of Quebec.

Under the terms of the Agreement, effective as of June 30, 2006, PFN and SOQUEM will participate in a 50/50 joint venture to research platinum properties in Quebec, in a designated Area of Mutual Interest (“AMI”), with the objective of identifying viable properties for further exploration.  PFN and SOQUEM will pool staffing and funding resources, and will share all technical data pertaining to properties located within the AMI.  The parties will have equal representation of 2 members each on a Technical Committee, which will be responsible for setting programs, budget, and schedule.  Furthermore, SOQUEM will act as Manager.  The first exploration program agreed upon between the parties is budgeted at $250,000 and shall be completed before the end of the year.

In the event that a viable property is identified, the parties will either contribute jointly to all staking and acquisition costs, or, if one party elects to do so independently, will do so at its own expense.  In that event, the other party is granted the right of first refusal to acquire a 50% interest in the property.  Exercise of this right would result in the creation of a new Joint Venture Agreement between the parties for the newly acquire property.

Harry Barr, President of PFN, stated “we are extremely please to have entered into this agreement with SOQUEM.  This represents an opportunity for PFN to enter a region we have identified as an ideal exploration and acquisition target area and combines resources with a well-established financial and technical partner whose expertise is focused in the province of Quebec.  This agreement fits into PFN’s current focus on aggressively acquiring new Platinum Group Metal projects.”

About SOQUEM Inc.

SOQUEM Inc. is a wholly owned subsidiary of the Société générale de financement du Québec (“SGF”).  The mission of the SGF, an industrial and financial holding company, is to undertake economic development projects in the industrial sector in cooperation with partners and in compliance with the economic development policies of the Government of Quebec.  SOQUEM’s head office is located in Val d’Or, with a regional office in Chibougamau.

About Pacific North West Capital Corp.

Pacific North West Capital Corp. is an exploration and development company focused on platinum group metal (“PGM”) projects in North America.  PFN currently exploring the River Valley Project, located near Sudbury, Ontario, Canada, (joint ventured 50/50 with Anglo American Platinum Corporation Limited (“Anglo Platinum”), the world’s largest primary producer of platinum).  Anglo Platinum has committed over $19 million to the River Valley Project to date and may earn a 60% interest in the project by completing a feasibility study and a 65% interest by funding it through to production.  PFN is the Project Operator for the River Valley Project.

In late 2004 PFN established a Nickel / Base Metals Division and currently has an Option / Joint Venture in the Timmins Mining District with Falconbridge Ltd.  An extensive geophysical and ground proofing exploration program was recently completed and a joint pulse EM survey is now underway.  PFN has expended approximately $1.6 million on the project to date.

On April 12, 2006, Pacific North West Capital Corp. acquired a 100% working interest in a long-term lode exploration and mining lease on the Goodnews Bay ultramafic platinum complex located on the west coast of Alaska.  Previous placer operations in the streams draining the project area produced approximately 600,000 troy ounces of platinum. A 2006 exploration program has commenced.

PFN is currently involved in an aggressive acquisition phase of its development and plans to add several new PGM and base metal projects to its portfolio in 2006.  The Company has approximately $3 million in working capital and no debt.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___August 2, 2006_______

Date

“Harry Barr”

Signature of authorized signatory

__Harry Barr______________

Print name of signatory

__President

Official capacity